

SI 05043213 MISSION

VF 9-1-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38426

RECEIVED AUG 29 2005 198 SEC PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 AND ENDING 6/30/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westminster Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Courthouse Plaza SW
(No. and Street)

Dayton Ohio 45402
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Amundson (937) 898-5010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

826 Westpoint Parkway, Suite 1250 Westlake, OH 44145
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/1/05

OATH OR AFFIRMATION

I, Elizabeth Amundson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westminster Financial Securities, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer/FINOP

Title

Notary Public

PAULA R. BEHRINGER, Notary Public
In and for the State of Ohio
My Commission Expires Feb. 6, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMINSTER FINANCIAL SECURITIES, INC.

JUNE 30, 2005

TABLE OF CONTENTS


Cohen
McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*



BOARD OF DIRECTORS
WESTMINSTER FINANCIAL SECURITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Westminster Financial Securities, Inc. as of June 30, 2005, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westminster Financial Securities, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

July 27, 2005, except for Note 10 as to which the date is August 19, 2005
Westlake, Ohio


an independent member of
BAKER TILLY
INTERNATIONAL


sqif
Service
Quality
Innovation
and Fun

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

ASSETS	
CASH AND CASH EQUIVALENTS	$ 711,666
COMMISSIONS RECEIVABLE	50,974
FURNITURE AND EQUIPMENT - AT COST, LESS ACCUMULATED DEPRECIATION OF $100,323	60,459
OTHER RECEIVABLES	845,068
MARKETABLE SECURITIES – AT MARKET VALUE	5,826
PREPAIDS AND OTHER ASSETS	1,216
	$ 1,675,209
LIABILITIES	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 325,352
COMMISSIONS PAYABLE	398,501
DEFERRED FEDERAL INCOME TAX	15,000
	738,853
COMMITMENTS AND CONTINGENCIES	
SHAREHOLDER'S EQUITY	
COMMON STOCK; no par value, 1,000 shares authorized 500 shares issued and outstanding at stated value	50,000
ADDITIONAL PAID-IN CAPITAL	233,250
RETAINED EARNINGS	653,106
	936,356
	$ 1,675,209

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2005

REVENUE	
Commissions and fees	$ 8,628,114
Interest and dividends	7,150
Marketing and administrative fees	187,119
Other	163,457
	8,985,840
EXPENSES	
Commissions, employee compensation and benefits	6,881,130
Clearance fees	395,463
Communications and data processing	43,909
Professional fees	198,323
Interest	14,054
Occupancy	86,945
Other	973,505
	8,593,329
INCOME BEFORE PROVISION FOR INCOME TAX	392,511
Provision for income tax - Current	146,000
NET INCOME	$ 246,511

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JULY 1, 2004	$ 50,000	$ 233,250	$ 406,595	$ 689,845
NET INCOME			246,511	246,511
BALANCE – JUNE 30, 2005	$ 50,000	$ 233,250	$ 653,106	$ 936,356

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2005

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 246,511
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation	20,953
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Marketable securities	(5,826)
Commissions receivable	49,904
Other receivables	(327,182)
Prepaids and other assets	154
Accounts payable and accrued expenses	32,392
Commissions payable	41,459
Net cash provided from operating activities	58,365
NET INCREASE IN CASH AND CASH EQUIVALENTS	58,365
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	653,301
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 711,666
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 81

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Westminster Financial Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the National Association of Securities Dealers, Inc. (NASD), engaged primarily in selling mutual funds and other securities. The Company is a wholly-owned subsidiary of Westminster Financial Companies, Inc. The Company is headquartered in Dayton, Ohio and has representatives located throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company has overdraft protection in the amount of $20,000 available from a bank on their operating account. There are no funds drawn on the overdraft protection as of June 30, 2005.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Included in cash and cash equivalents is a restricted amount of $100,000 on deposit with the clearing brokerage firm.

Receivables and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at June 30, 2005, all commissions were considered collectible and no allowance was necessary. There are no receivables older than 90 days at June 30, 2005.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

The Company uses the straight-line method of depreciation for furniture and equipment using estimated useful lives of three to ten years.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Westminster Financial Companies, Inc. (the "Parent") as a result of a reorganization agreement entered into on January 1, 1998. Westminster Financial Advisory Corporation ("Advisory") and Westminster Financial Agencies, Inc. ("Agencies") are also wholly-owned subsidiaries of the Parent. All three subsidiaries share common office space, equipment, personnel and certain other operating expenses.

The Company incurs expenses on behalf of these related entities and is reimbursed on the basis of actual expenses incurred by the entities and based on allocations based on management's utilization estimates. For the year ended June 30, 2005, the Company received the following reimbursements of expenses:

Parent	$ 698,880
Advisory	869,931
Agencies	279,117
	$1,847,929

In addition, the Company has an informal management agreement with the Parent. Total management fees paid to the Parent under this agreement for 2005 were $475,860.

NOTES TO THE FINANCIAL STATEMENTS

3. RELATED PARTY TRANSACTIONS (Continued)

As of the end of the year, the Parent owes $593,804, Advisory owes $32,523 and Agencies owes $16,469 to the Company. The Parent's receivable is net of $146,000, which represents the calculation of the Company's portion of the Parent's income tax provision as disclosed in Note 2. The receivables are unsecured and are included in other receivables on the statement of financial condition.

As of August 2005, the Parent has signed a new lease on the Palm Beach office, moving the office to different space in the same building. The Company is guaranteeing the payment of this lease. The lease agreement is through December 2006 in the amount of $4,100 per month.

As of the end of the year, the Company owes Advisory $6,784 and owes Agencies $334 for expenses.

4. LEASE COMMITMENTS

The Company assumed an office lease in Palm Beach for $7,857 through December 2004, then $8,157 through July 2005. A new lease was signed for different space from August 2005 through December 2006.

In addition, the Company leases office equipment under operating leases at $270 to $798 per month with expiration dates through August 2007. Future minimum payments under all non-cancelable operating leases are as follows:

Year ending June 30,	
2006	$ 31,868
2007	20,596
2008	3,180

Total rent expense for the year ended June 30, 2005 was $64,668.

5. FEDERAL INCOME TAXES

The significant temporary difference that gives rise to a deferred tax liability of $15,000 at June 30, 2005 is excess tax depreciation over financial accounting.

6. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 ⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2005, the Company had net capital of $222,252, which was $172,252 in excess of its required net capital of $50,000.

NOTES TO THE FINANCIAL STATEMENTS

6. NET CAPITAL PROVISION OF RULE 15c3-1 (Continued)

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2005, the ratio was 3.26 to 1.

7. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

8. PROFIT SHARING PLAN

The Company sponsors a discretionary profit sharing plan with employee deferral provisions for employees who meet certain eligibility requirements. For the year ended June 30, 2005, there were no discretionary contributions authorized. The Company's policy is to fund the contributions within the time requirements of the Internal Revenue Service.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. CONTINGENCIES

Regulatory Actions

In 2003, the Company had been notified by the NASD that it had inadequate supervisory procedures associated with government securities transactions in the years 2002 and 2001. In response, the Company updated its supervisory procedures manual to reflect compliance with the procedures the NASD requested. At the end of May 2005, the Company sent an Offer of Settlement to the NASD with estimated fines of $40,000 and partial restitution of markups charged to certain customers of the Company of $59,036 plus interest. On August 19, 2005, the Company received notification from the NASD accepting agreement of their settlement offer. The total amount to be paid under the settlement offer of $108,009 has been included in accrued expenses in the accompanying balance sheet.

NOTES TO THE FINANCIAL STATEMENTS

10. CONTINGENCIES (Continued)

Litigation

The Company is a defendant in various lawsuits and arbitration hearings arising in the normal course of business. The lawsuits ask for aggregate damages in excess of $600,000. Outside counsel for the Company has advised that at this stage in the proceedings, they cannot offer opinions as to the probable outcomes of these lawsuits. Management believes the lawsuits are without merit and is vigorously defending its positions.

In addition, management is confident that any significant unfavorable outcomes would be covered by the Company's professional liability insurance policy, although, subject to a $50,000 deductible per claim against the Company, and a $5,000 deductible per claim against an insured registered representative.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2005

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2005

NET CAPITAL		
Total shareholder's equity from statement of financial condition		$ 936,356
Add: Allowable credits for deferred income taxes		15,000
Less: Non-allowable assets		
Related party receivables	$ 642,796	
Unsecured receivables	23,759	
Fixed assets – Net	60,459	
Prepaids and other assets	1,216	728,230
		223,126
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		
Haircuts on securities – Money market account		874
NET CAPITAL		$ 222,252
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 723,853
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 48,257
MINIMUM REQUIRED NET CAPITAL		$ 50,000
NET CAPITAL REQUIREMENT		$ 50,000
EXCESS NET CAPITAL		$ 172,252
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.26 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of June 30, 2005 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

		June 30, 2005
Net capital, as reported in Company's Form X-17a-5, Part IIA,		$ 180,261
Net audit adjustments		
Other revenue	$ 150,000	
Less: Settlement accrual, including interest	108,009	41,991
Net capital, as reported in Schedule I		$ 222,252

SCHEDULES II AND III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.



Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com



440.835.8500
440.835.1093 *fax*

BOARD OF DIRECTORS
WESTMINSTER FINANCIAL SECURITIES, INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Westminster Financial Securities, Inc. (the Company) for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



an independent member of
BAKER TILLY
INTERNATIONAL



Service
Quality
Innovation
and Fun

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

July 27, 2005
Westlake, Ohio